

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Benjamin Schlater
Chief Financial Officer
FERRO CORPORATION
6060 Parkland Boulevard
Suite 250
Mayfield Heights, Ohio 44124

      Re: FERRO CORPORATION
          Form 10-K for the Year Ended December 31, 2019
          Form 8-K
          Filed March 2, 2020
          File No. 1-00584

Dear Mr. Schlater :

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences